

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

March 26, 2009

By U.S. Mail

William A. Von Hoene, Jr.
Executive Vice President and General Counsel
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-3220

Re: NRG Energy, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by Exelon Corporation
Filed on March 17, 2009
File No. 01-15891

DFAN 14A Filed on March 12, 2009
Filed by Exelon Corporation

Dear Mr. Von Hoene:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREN14A filed March 17, 2009

General

1. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record

holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Reasons to Vote for the Exelon Proposals, page 6

2. Please expand your disclosure here and elsewhere to state that there is no assurance that NRG's nominees will serve if elected with any of the Exelon nominees.

Other Information, page 33

3. We note your disclosure indicating that the proxies may be solicited by "mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspaper, advertisements and other publications of general distribution and in person." Please note that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding. Also, tell us whether you intend to solicit proxies through the use of any chat room.

DFAN 14A Filed on March 12, 2009

4. We note your statement from the transcript of the investor conference relating to NRG held on March 10, 2009. We note in particular the following language: "Today, they put out something that I haven't fully read that suggests that somehow we're going to raise our offer before the Annual Meeting." It appears you are referring to the March 12, 2009 open letter issued to NRG stockholders by NRG. Based on our review of the letter, it appears your statement mischaracterizes the contents of the NRG March 12, 2009 open letter. Please confirm that you will refrain from making similar statements in future filings.

5. We also note the following statement from the transcript: "Since we made that offer, it has become even better for NRG shareholders than it was when we made it – both because of changing gas prices, because of changing stock market conditions, and because of the potential carbon legislation." Please provide us with support to substantiate your claims.

6. We also note the following statement: "Play-to-play is a wonderful phrase in Illinois. It seems to be how you get to be a Senator, or so they say. It is not how we intend to acquire NRG. So that's about as clear I can be on that." In future filings, please explain what "Play-to-play" means. Additionally, in future filings, explain what your statement means. Are you addressing the board of NRG's motives in rejecting your offer? In that regard, it appears your statement may implicate Rule 14a-9, which covers false or misleading statements, and in particular, material which directly or indirectly makes charges concerning improper, illegal or immoral conduct without factual foundation. Please refrain from making similar statements in future filings.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company is in possession of all facts relating to the company's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions

By Facsimile (312-853-7036)
cc: Scott Williams, Esq.
       Sidley Austin LLP